No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 5, 2007, Honda announced that it would present the world debut of an exciting new concept car at the forthcoming 2007 Geneva motor show, as well as showing the fully driveable FCX Concept fuel cell car in Europe for the first time. A press conference was held on the Honda stand in Hall 4 on Press Day, 6 March, between 12:00 noon and 12:15 pm.

Exhibit 2:

On February 9, 2007, Honda Aircraft Company, Inc. announced plans to establish its world headquarters in Greensboro, North Carolina, with construction of a new 215,000 square foot headquarters facility and hangar at Piedmont Triad International (PTI) airport. The company also confirmed plans to manufacture its advanced light jet, HondaJet, at a new plant to be constructed adjacent to its new headquarters. Further details about the production facility, including the size, scope of operations and construction timetable, will be announced at a later date. Honda plans to begin delivery of HondaJet to customers in 2010.

Exhibit 3:

On February 15, 2007, Honda Marine announced that its EFI outboard engines ranked “Highest in Customer Satisfaction with Four-Stroke Outboard Engines” in the J.D. Power and Associates 2007 Marine Engine Competitive Information Study. Honda has received the four-stroke EFI outboard award for three consecutive years.

Exhibit 4:

On February 20, 2007, Honda Motor Co., Ltd. announced management changes. (Ref. #C07-017)

Exhibit 5:

On February 22, 2007, Honda Motor Co., Ltd. announced the release of the new Crossroad, an automobile which transcends existing categories by combining the design and functionality of an SUV with the convenient size of a compact car and the 3-row seating and 7-passenger capacity of a minivan. The new Crossroad went on sale throughout Japan on Friday, February 23. (Ref. # A07-011)

Exhibit 6:

On February 27, 2007, Honda Motor Co., Ltd. announced its automobile production, domestic sales, and export results for the month of January 2007. (Ref. #C07-019)

Exhibit 7:

The English summary of Honda Report to Stockholders No. 132 which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in February 2007.

Exhibit 8:

Third Quarter Report of fiscal third quarter and nine months period ended December 31, 2006 (which was e-mailed to ADS holders in March 2007).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: March 13, 2007

HONDA AT THE 2007 GENEVA MOTOR SHOW

5 February, 2007 - Honda will be presenting the world debut of an exciting new concept car at the forthcoming 2007 Geneva motor show, as well as showing the fully driveable FCX Concept fuel cell car in Europe for the first time. A press conference will be held on the Honda stand in Hall 4 on Press Day, 6 March, between 12:00 noon and 12:15 pm.

Honda Small Hybrid Sports Concept

Honda Small Hybrid Sports Concept represents Honda’s proposal for a future hybrid model. The Concept demonstrates a unique fusion of advanced hybrid technology and fun-to-drive sports car characteristics. The Small Hybrid Sports Concept, which has been designed by Honda R&D Europe based in Offenbach, Germany explores the idea that a car can have a low environmental impact yet still deliver all the driving enjoyment expected of a compact sports car.

Fully driveable Honda FCX Concept demonstrates Honda’s advanced fuel cell technology

The fully functional Honda FCX Concept will be on display for the first time in Europe. The concept model features a newly developed compact, high-efficient Honda FC Stack as well as a long-floor, low-riding, short-nose body. It offers a comfortably large cabin and futuristic styling along with significant improvements in power output and environmental performance. The FCX Concept offers practical driving performance with a range of 570 km (Honda calculations when driven in LA4 mode) and a top speed limited to 160 km/h. Limited marketing of a totally new fuel cell vehicle based on the FCX Concept model is to begin in Japan and the US in 2008.

Next-generation clean diesel engine

Further technical innovation will be represented in Geneva by the company’s next-generation diesel engine that uses world-first technology to reduce emissions to the same level of a petrol engine. A revolutionary catalytic converter reduces NOx (oxides of nitrogen) emissions to a level that enables the engine to meet the stringent US Environmental Protection Agency (EPA) Tier II/Bin 5 requirements.

The catalytic converter features an innovative system that uses the reductive reaction of ammonia to ‘detoxify’ oxides of nitrogen (NOx) by converting them into harmless nitrogen (N2). However, unlike Selective Catalytic Reduction (SCR) systems which use urea injection, Honda’s innovative technology uses ammonia generated within the catalytic converter.

Honda plans to introduce its next-generation diesel engine within three years.

Honda’s Motorsports challengers for 2007

On public display for the first time will be the Honda Racing F1 Team’s brand new race car, the RA107.

Honda’s commitment to motorsport will also be represented at the show by the Civic Type R race car based on the just-launched road car. Developed in close cooperation with Italy’s JAS Motorsport, the Civic Type R is aiming for even greater success than its forebear, which has proved popular in European motor sport circles since its introduction in 2002.

The car is being developed to Group N and Group A, as well as the new Group R specifications to be introduced in 2008.

Honda’s production models and accessories

The stand will also feature examples of the brand-new CR-V and Civic Type R models, as well as the rest of the Honda range. The company’s extensive range of accessories will be showcased on the upper level of the stand, including a CR-V Aero Performance Pack.

-Ends-

Honda Aircraft Company to Establish World Headquarters and

Production Facility in Greensboro, North Carolina

HondaJet to be produced at new plant for delivery to customers in 2010

GREENSBORO, North Carolina, U.S.A., February 9, 2007 – Honda Aircraft Company, Inc., announced plans to establish its world headquarters in Greensboro, North Carolina, with construction of a new 215,000 square foot headquarters facility and hangar at Piedmont Triad International (PTI) airport. The company also confirmed plans to manufacture its advanced light jet, HondaJet, at a new plant to be constructed adjacent to its new headquarters. Further details about the production facility, including the size, scope of operations and construction timetable, will be announced at a later date. Honda plans to begin delivery of HondaJet to customers in 2010.

Initial investment for construction of the new headquarters facility and hangar will be about $40 million, plus approximately $20 million for equipment, bringing the total initial investment to $60 million. Details of additional investment for the HondaJet manufacturing facility will be announced at a later date.

Total Honda Aircraft Company employment, including all engineering, sales and marketing, manufacturing and support activities, will increase to more than 300 associates by the time the manufacturing plant reaches full capacity.

“For five years, Greensboro has served as the home of HondaJet, as we have worked to take our dream from the drawing board to the sky,” said Michimasa Fujino, president & CEO of Honda Aircraft Company, Inc. “As we move steadily toward certification, production and delivery to our customers, I am excited that Greensboro will be home both to our company’s world headquarters and the production of HondaJet.”

Honda Aircraft Company’s new headquarters will serve as the home for all HondaJet research, product engineering, sales and marketing, and service support, and will replace the company’s existing 32,000 square foot hangar and office complex, also located at PTI airport. Construction of the new facility, to include a 147,000 square foot airplane hangar and approximately 68,000 square feet of office space, will begin immediately, and is scheduled to be completed in November of this year.

HondaJet employs a number of innovative new technologies and design features - including an all composite fuselage and a unique over-the-wing engine mount (OTWEM) configuration - to set new standards for performance, comfort and quality in the growing “light jet” segment of the market.

Honda’s first-ever commercial aircraft lives up to the company’s reputation for superior fuel efficiency, delivering 30-35 percent better cruising fuel efficiency than comparable jets, along with a class-topping cruise speed of 420 knots (450 mph) and a more spacious cabin with room for up to eight people. The customer base for HondaJet is composed of owner-pilots, corporate travel operators and air taxi companies. In November, Popular Science magazine selected HondaJet as the winner of the publication’s 2006 “Best of What’s New” award in the Aviation & Space category.

All major assembly and testing of the prototype HondaJet has been conducted at the company’s existing Greensboro facility, which opened in 2001 as an extension of Honda’s global R&D operations. The decision to commercialize HondaJet was announced in July 2006, followed by the establishment of Honda Aircraft Company, Inc. on August 4, 2006. The company has received well more than 100 customer orders for the $3.65 million HondaJet since its launch on October 17, 2006.

The HondaJet production facility will become Honda’s seventeenth major manufacturing plant in North America, including two currently under construction in Indiana and Ontario, Canada. Honda already has a major North Carolina manufacturing facility, near Swepsonville, producing general purpose engines, lawn mowers and other power equipment products. The $188 million facility, opened in 1984, employs 580 associates and has the capacity to produce 2 million engines and 380,000 lawn mowers annually.

Honda Marine Recognized By J.D. Power And Associates

Miami, U.S.A., February 15, 2007– Honda Marine announced that its EFI outboard engines ranked “Highest in Customer Satisfaction with Four-Stroke Outboard Engines” in the J.D. Power and Associates 2007 Marine Engine Competitive Information Study. Honda has received the four-stroke EFI outboard award for three consecutive years.

Honda Marine engines scored 939 out of a possible 1,000 points, the highest total since the award’s inception. The study also reported an increasing awareness among boat owners that higher-technology engines deliver a superior overall boating experience. Further, the study showed an increase in demand for quiet, efficient, clean-running engines. “Receiving this recognition for the third consecutive year further illustrates Honda’s commitment to building superior products with outstanding performance and unparalleled reliability,” said John Fulcher, senior manager, Honda Marine. “The acknowledgement by J.D. Power and Associates reflects that Honda and its dealers are delivering on their promise to provide customers with an outstanding sales and service experience.”

J.D. Power and Associates presented the award to Honda during a ceremony today at the Miami International Boat Show. Best known for its work in the automotive industry, J.D. Power and Associates has, in recent years, expanded to serve a number of other industries, including marine engines.

Honda Marine, a division of American Honda Motor Co., Inc., manufactures and markets a complete range of outboard marine engines. Its comprehensive product line is powered exclusively by environmentally advanced 4-stroke engines.

Ref.#C07-017

Honda Announces Management Changes

Tokyo, February 20, 2007 — Honda Motor Co., Ltd., today announced management changes.

Changes in Board Members (Pending approval at this year’s regularly scheduled general shareholders’ meeting in June)

Name	New Title	Current Title
Satoshi AOKI	Chairman	Executive Vice President
Koichi KONDO	Executive Vice President	Senior Managing Director
Takanobu ITO	Senior Managing Director	Managing Officer
Masaaki KATO	Senior Managing Director	Managing Officer
Fumihiko IKE	Managing Director	Director
Sho MINEKAWA	Director	Operating Officer

Retiring Directors (To retire on the same day as this year’s regularly scheduled general shareholders’ meeting in June)

Motoatsu SHIRAISHI	Current title:	Senior Managing Director
Satoshi DOBASHI	Current title:	Senior Managing Director
Hiroshi KURODA	Current title:	Managing Director

Major Changes in responsibilities of board members (Effective as of April 1)

Name and Title	New responsibilities	Current responsibilities
Motoatsu SHIRAISHI Senior Managing Director	—	President and Director of Honda R&D Co., Ltd. General Supervisor, Quality

Satoshi DOBASHI, Senior Managing Director	—	Chief Operating Officer for Regional Sales Operations (Japan)

Koichi KONDO Senior Managing Director	Chief Operating Officer for Regional Sales Operations (Japan) Chairman and Director of American Honda Motor Co., Inc.	Chief Operating Officer for Regional Operations (North America) President and CEO of American Honda Motor Co., Inc. President and Director of Honda North America, Inc.

Hiroshi KURODA Managing Director	—	Chief Operating Officer for Automobile Operations

Tetsuo IWAMURA Managing Director	Chief Operating Officer for Regional Operations (North America) President and CEO of American Honda Motor Co., Inc. President and Director of Honda North America, Inc.

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

Changes in Operating Officers (Effective as of the date of this year’s regularly scheduled general shareholders’ meeting in June)

Name	New Title	Current Title
Takashi YAMAMOTO	Managing Officer	Operating Officer
Suguru KANAZAWA	Managing Officer	Operating Officer

Major Changes in responsibilities of operating officers (effective as of April 1)

Name and Title	New responsibilities	Current responsibilities
Yasuo IKENOYA Managing Officer	—	Deputy Chief Operating Officer for Regional Operations(China)

Takanobu ITO Managing Officer	Chief Operating Officer for Automobile Operations	General Manager of Suzuka Factory

Masaaki KATO Managing Officer	General Supervisor, Quality President and Director of Honda R&D Co., Ltd.	President and Director of Honda of the U.K. Manufacturing Ltd. Executive Vice President and Director of Honda Motor Europe Ltd.

Teruo KOWASHI Managing Officer	—	General Manager of Saitama Factory

Takashi YAMAMOTO Operating Officer	General Manager of Saitama Factory	President and Director of Honda Manufacturing of Alabama, LLC

Suguru KANAZAWA Operating Officer	President and Director of Honda of the U.K. Manufacturing Ltd. Executive Vice President and Director of Honda Motor Europe Ltd.	Executive Vice President and Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

Sho MINEKAWA Operating Officer

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

President of Guangzhou Honda Automobile Co., Ltd.

Hidenobu IWATA Operating Officer	General Manager of Suzuka Factory	President and Director of Hond Engineering Co., Ltd.

Motohide SUDO Operating Officer	—	Executive Vice President and Director of Asian Honda Motor Co., Ltd.

Gen TSUJII Operating Officer	General Manager of Automobile Production Planning Office President and Director of Hond Engineering Co., Ltd.	General Manager of Automobile Production Planning Office

Hideki OKADA Operating Officer	Executive Vice President and Director of American Honda Motor Co., Inc. General Manager of Regional Operation Planning Office (North America)	General Manager of Accounting Division

Eiji OKAWARA Operating Officer	President of Guangzhou Honda Automobile Co., Ltd.	Responsible for Producion in China

Newly appointed Operating Officers (Effective as of the date of this year’s regularly scheduled general shareholders’ meeting in June)

Name	Responsibilities as of April 1	Current responsibilities
Ko KATAYAMA	Responsible for Production of Honda Canada Inc.

Masahiro YOSHIDA	Responsible for Human Resources and Associate Relations General Manager of Human Resources Division	General Manager of Human Resources Division

Seiji KURAISHI	Executive Vice President of Honda Motor(China) Investment Co., Ltd.	General Manager of Product Planning and Marketing Office of Automobile Operations

Takashi NAGAI	Executive Vice President and Director of Asian Honda Motor Co., Ltd.	General Manager of Overseas Operation Office No.1

Retiring Operating Officers (To retire on the same day as this year’s regularly scheduled general shareholders’ meeting in June)

Yasuo IKENOYA	Current title:	Managing Officer
Teruo KOWASHI	Current title:	Managing Officer
Motohide SUDO	Current title:	Operating Officer

ref. # A07-011

Honda Announces the New Crossroad

February 22, 2007—Honda Motor Co., Ltd. today announced the release of the new Crossroad, an automobile which transcends existing categories by combining the design and functionality of an SUV with the convenient size of a compact car and the 3-row seating and 7-passenger capacity of a minivan. The new Crossroad will go on sale throughout Japan on Friday, February 23.

The Crossroad was designed as an “active life navigator”—a car that helps people enjoy their active new lifestyles, unbound by conventional thinking.

The square motif of the exterior design conveys a feeling of solid presence and strength, while areas around the center pillars and windows are deeply beveled to achieve a sturdy, robust look.

The interior design features sculpted molding around the instrument panel to achieve a fun, confident feel. The square motif is continued throughout the interior, creating a refined, urban tone.

With its innovative packaging, the Crossroad offers a confident presence and versatile 3-row seating, yet it’s a breeze to handle around town thanks to an overall length of just 4,285mm. And the distinctive angular design around the front headlights gives the Crossroad an effective minimum turning radius1 at the top of its class2.

The Crossroad comes equipped with either a 1.8-liter or a 2.0-liter i-VTEC engine that combines responsive low-to-mid-speed driving performance with outstanding fuel economy. The engine is paired with a 5-speed automatic transmission to deliver nimble performance. The 4-wheel-drive model is also equipped with Hill-Start Assist function, which temporarily maintains brake pressure after the brake pedal is released when starting on a hill to ensure smoother starts and enhanced ease of use.

[1]	Measurement based on front corner of vehicle body
[2]	1.8-liter to 2.0-liter class minivans and SUVs

18L with X Package (FWD)	20X (4WD)

●Monthly sales targets (Japan):	3,000 units

●Manufacturer’s suggested retail price                     indicates model shown in photos

Type	Engine	Transmission	Drive	Price (incl. tax)	(before tax)
18L	1.8l i-VTEC	5-speed automatic	FWD	¥1,932,000	¥(1,840,000)
X Package			FWD	¥1,995,000	¥(1,900,000)
18X			4WD	¥2,257,500	¥(2,150,000)
20X	2.0l i-VTEC		FWD	¥2,226,000	¥(2,120,000)
			4WD	¥2,488,500	¥(2,370,000)
20Xi			FWD	¥2,457,000	¥(2,340,000)
			4WD	¥2,919,000	¥(2,780,000)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax) registration, or other fees.
*	In accordance with the automobile recycling law, a separate recycling fee will be levied. The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.
*	For Premium White Pearl body color, add ¥31,500 (¥30,000 before consumption tax).

¡Body colors (6 colors)

    Premium White Pearl; Atlantic Blue-Gray Metallic, Black Amethyst Pearl; Neutron Blue Metallic;

    Alabaster Silver Metallic; Nightshade Metallic

¡Interior colors (2 colors)

    Black; Titanium Ivory (standard on the 20X and 20Xi)

♦Key Features of the Crossroad

< Design >

●Exterior design

•	The square motif of the sculptured, robust form conveys the image of having been carved from a solid block of metal, communicating a feeling of strength and presence.

•	The front corners have been angled for an intrepid look and easier handling in tight spaces.

•	The areas around the center pillars and windows are deeply beveled to achieve a sturdy look.

•	The vertically arranged rear combination lights are sculpted and finely detailed.

•	Six body colors are available, including one new color: Atlantic Blue-Gray Metallic.

●Interior design

•	The tough, modern interior provides a space that is solid and stable, yet refined and comfortable.

•	The instrument panel features a sculpted form that facilitates intuitive recognition and operation and giving it a fun, confident feel.

•	The size and positioning of the four irregularly shaped gauges are varied to achieve an energetic, carefree effect.

•	The seat coverings feature a newly developed suede-finish tricot with bold ridging for the main section, with durable, dimpled jersey on the sides to provide a soft feel and a sculpted look.

•	Two interior colors are available: Titanium Ivory and Black.

< Packaging >

•	The refreshing, smart packaging creates a versatile space inside a convenient body size.

•	Versatile 3-row seating offers plenty of convenience yet the overall length of 4,285mm makes it a breeze to handle around town.

•	The Crossroad’s effective minimum turning radius of 5.6 meters[3] puts it at the top of its class[4].

•	The rear doors feature a wide opening angle of around 80°, making it easier for passengers in the second- and third-row seats to get in and out.

•

The seating can be set in a variety of arrangements with easy operation. The second-row seats tilt and slide forward with the pull of a lever located on the shoulder of the second-row seatback, making it easier for passengers in the third-row seats to get in and out.

•	The Crossroad is equipped with an emergency puncture repair kit, replacing the spare tire and securing more space for third-row passengers while helping to make the vehicle lighter.

[3]	Measurement based on front corner of vehicle body (Honda calculations)
[4]	1.8-liter to 2.0-liter class minivans and SUVs

< Power train >

•

The Crossroad is available with a choice of two engines, a 2.0-liter i-VTEC and a 1.8-liter i-VTEC. The i-VTEC system further improves on Honda’s original VTEC (Variable Valve Timing and Lift Electronic Control) technology to allow the engine to retard intake valve closure timing under low engine-load driving conditions. Valve timing control is complemented by a DBW (Drive By Wire) system that provides optimum throttle valve control for a major improvement in fuel economy while cruising. This ensures ample low-speed torque combined with outstanding fuel economy.

•

The 4WD model combines VSA (Vehicle Stability Assist system, which includes an Antilock Brake System, Traction Control System, and sideslip control) with Hill-Start Assist—a Honda first—which temporarily maintains brake pressure after the brake pedal is released when starting on a hill to ensure smoother starts.

•

The new Real-Time 4WD system operates as front-wheel drive under normal driving conditions, instantly distributing optimum power to the rear wheels during startup and acceleration or on snowy roads and other times when driving conditions require it.

•	The Crossroad achieves class-topping[5] fuel economy of 13.8km/l6.

[5]	1.8-liter to 2.0-liter class minivans and SUVs
[6]	Fuel economy for front-wheel drive models driven in 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport test specifications)

< Chassis and body >

•

The tires feature a new, three-part tread design[7] that features different rubber compounds for the center and shoulder portions of the tires to achieve high levels of both fuel economy and braking performance.

•	The front suspension features a McPherson strut design for outstanding straight-line stability.

•	In the rear, a compact, reactive-link, double-wishbone suspension helps provide increased space for passengers in the third row of seats. All types are equipped with a rear stabilizer bar.

•	The tailgate opening features a box-type perimeter frame for greater rigidity.

•	Expanded use of strong, lightweight, high-tensile steel contributes to increased rigidity and weight savings.

[7]	Standard equipment on 2.0-liter types

< Advanced features and safety performance >

•	The IHCC (Intelligent Highway Cruise Control)[8] vehicle speed and distance control system helps reduce the burden on the driver during freeway driving.

•

The Collision Mitigation Brake System (CMBS)[8] provides audio and visual warnings and braking to alert the driver and to help avoid a rear-end collision or mitigate damage and injuries in the event that one should occur.

•	Honda’s Advanced Compatibility Engineering Body enhances passenger protection while mitigating impact on the other vehicle.

•	The vehicle is also designed to mitigate pedestrian injury in the event of a collision.

•

The rear frame features a large cross-section along with two internal impact-absorbing frames. The frames have a polygonal cross-section to enable them to effectively absorb the shock of a rear-end collision.

•

The door mirror on the passenger side features a built-in prism under-mirror, which takes advantage of the prism’s light-refracting capabilities to secure a field of vision twice that of a convex mirror of the same size.

[8]	Standard equipment on the 20Xi (4WD) ; factory option on the 18X and 20X (4WD)

< Environmental performance >

•	All types have been certified by the Japanese Ministry of Land, Infrastructure, and Transport as having achieved a 75% reduction with respect to emissions regulations for 2005.

•

The 4-wheel-drive 20Xi features fuel economy 10% better than Japanese government fuel economy standards for 2010; all front-wheel-drive types achieve fuel economy 5% better than those standards; and the 18X and 20X 4-wheel-drive vehicles[9] conform to those standards.

[9]	Varies depending on the factory options the vehicle is equipped with

Ref.#C07-019

Honda Sets New Monthly Records for Worldwide and Overseas Auto Production

February 27, 2007 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the month of January 2007.

<Production>

Due to an increase in both domestic and overseas production, worldwide production experienced a year-on-year increase for the eighteenth consecutive month since August 2005. Honda also achieved a new monthly record for the month of January.

Due to increased production for the domestic market, domestic production experienced a year-on-year increase for the eighth consecutive month since June 2006.

Due mainly to increased production both in North America and Asia, overseas production experienced a year-on-year increase for the eighteenth consecutive month since August 2005. Honda also set a new monthly record for the month of January.

Honda also achieved a new all-time monthly record for production in Asia, and new records in North America and China for the month of January.

<Japan Domestic Sales>

Total domestic sales experienced a year-on-year decrease for the first time in the last three months since October 2006.

Due to a decrease in sales of Step Wagon, new vehicle registrations in January experienced a year-on-year decline for the tenth consecutive month since April 2006.

Due mainly to increased sales of Zest, mini-vehicle sales experienced a year-on-year increase for the third consecutive month since November 2006.

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s sixth best selling car among new vehicle registrations for the month of January, with sales of 5,360 units and ranked as Honda’s best selling car for the month of January. The sales result for Stream was 3,500 units.

<Mini vehicles - under 660cc>

Life was the industry’s ninth best selling car among mini-vehicles for the month of January, with sales of 3,866 units. The sales result for Zest was 2,500 units.

<Exports from Japan>

Due mainly to increased exports to North America, total exports experienced a year-on-year increase for the eighth consecutive month since June 2006.

Production

	January
	Units	Vs. 1/06
Domestic (CBU+CKD)	104,161	+3.3%
Overseas (CBU only)	212,173	+16.6%

Worldwide Total	316,334	+11.9%

Production by Region

	January
	Units	Vs. 1/06
North America	127,243	+10.0%
(USA only)	89,963	+10.1%
Europe	18,210	+6.6%
Asia	60,393	+41.0%
(China only)	35,640	+69.3%
Others	6,327	-1.1%

Overseas Total	212,173	+16.6%

Japan Domestic Sales

Vehicle type	January
	Units	Vs. 1/06
Registrations	22,652	-1.6%
Mini Vehicles	10,493	+0.4%

Honda Brand Total	33,145	-1.0%

Exports from Japan

	January
	Units	Vs. 1/06
North America	38,574	+45.3%
(USA Only)	36,880	+53.4%
Europe	14,054	-24.5%
Asia	1,958	+65.4%
Others	12,213	+19.0%

Total	66,799	+18.0%

The English summary of Honda Report to Stockholders No. 132 which was prepared full in Japanese language and the website address of which was e-mailed to Stockholders of Honda Stock in Japan in February 2007

1.	CEO’s message to shareholders

Honda has begun sales of HondaJet in last October and had experienced demand in excess of expected sales plan. With a plan to deliver the first HondaJet to a customer in 2010, Honda is making progress in determining the location for a production plant in the U.S. and establishing a high quality sales and service network.

In South America with outstanding economic growth, Honda continues to expand its motorcycle production capacity and is planning to expand production capacity of its motorcycle plant in Brazil. The new motorcycle plant in Argentina already began mass production last year and Honda will begin production of motorcycles in Peru in the latter 2007.

Honda will expand production capacity of its automobile plant in Brazil. In late 2006, Honda began sales of flexible fuel vehicles (FFV) which provided the flexibility to adapt to ethanol-to-gasoline and achieved outstanding fuel economy and dynamic performance on a par with a 100% gasoline-powered vehicle in Brazil.

Bio-ethanol fuel has attracted attention as a carbon-neutral fuel, an energy source effective to prevent global warming as well as an alternative to petroleum. Honda has established the basic technology to produce ethanol fuel from cellulose and hemicellulose, both found in soft-biomass, including inedible leaves and stalks of plants, such as rice straw.

2.	The future of HondaJet taking off for new business

Honda Aircraft Company received well over 100 individual customer orders for the HondaJet during the three days of the National Business Aviation Association (NBAA) convention in Orlando, Florida.

An interview to Michimasa Fujino, president & CEO of Honda Aircraft Co., Inc. and the chief engineer who has led development of HondaJet.

-	Why to challenge for airplane?

-	Over-the-wing Engine Mount Configuration overcame conventional wisdom

-	A future in light business jet market

-	Create new value as an automaker company

3.	The future of Honda in Brazil, South America

Honda takes root in each local market and grows together with the region

-	Honda’s business strategy to manufacture products close to the customer contributes to economic growth in the region

-	To achieve the best automobile brand in Brazil

-	Brazil has attracted attention as a country where bio-ethanol has gained in popularity

4.	Honda’s origin

Earning trust from the market is the origin of Honda’s Brand.

As Honda first looked to expand its motorcycle business overseas, our thinking was “Unless a product can become a ‘hit’ in the United States, the center of the world’s economy, it cannot be a hit anywhere in the world.” Honda first came to America in 1959 with the establishment of a wholly owned subsidiary, American Honda Motor Co., Inc. which created its own dealer network and began selling motorcycles.

5.	Honda Topics:

-	September 14, 2006 RITE and Honda Jointly Develop New Technology To Produce Ethanol From Cellulosic Biomass (Details are as filed in Form 6-K of September 2006)

-	September 19, 2006 Second Guangzhou Honda Auto Plant Began Operation (Details are as filed in Form 6-K of September 2006)

-	October 10, 2006 Honda Vietnam, which manufactures and exports motorcycles and parts, increased capacity up to 1million units per year

-	January 8, 2007 Honda Accord Coupe Concept Poised to Reset Segment Benchmark (Details are as filed in Form 6-K of January 2007)

6.	Introduction of New Products:

CR-V: Oct 13, 2007	A runabout vehicle that offers the comfort of a sedan with the off-road maneuverability and utility of a minivan, creating new possibilities in mobility. The engine is a 2.4-liter DOHC i-VTEC, which delivers powerful torque at all engine speeds. Combined with the 5-speed automatic transmission, it achieves comfortable, linear driving performance.

Elysion Prestage: Jan 25, 2007	A premium minivan with a unique presence and luxurious utility.The engine is a lighter, more compact V6 3.5-liter VTEC (Variable Valve Timing and Lift Electronic Control), which generates a generous 300 horsepower. The engine also achieves outstanding emissions performance, with emission levels 75% below 2005 Japanese government standards.

(4-stroke marine outboard engines) New BF90/75: Nov 1, 2006	All-new BF90 and BF75 medium-sized 4-stroke marine outboard engines. The new BF90 and BF75 achieve outstanding clean exhaust performance that exceeds US California Air Resources Board (CARB) emissions regulations for 2008 – the most stringent emissions standards in the world – while delivering superb performance, fuel efficiency and reliability. They are also the lightest, most compact models in their output category2 (90 to 100 PS).

(Generator) New EU55is: Dec 1, 2006	The new EU55is is an ultra-quiet, high-output electrical generator capable of simultaneous 100V and 200V single-phase current output. The EU55is employs Honda’s original sine-wave inverter technology to deliver high-quality electrical output in a compact, low-noise design. In addition, noise reduction measures including double-layer soundproof construction for the engine compartment and a tri-compartment configuration with separate intake, engine, and exhaust compartments for improved cooling and a significant reduction in intake and exhaust noise combine to place the EU55is at the top of its class2 for low-noise operation.

(Mini Tiller) Punch-X Jan 30, 2007	A mini tiller for home gardening, which is lightweight and compact with superior tilling performance, highly stable straight-line operation and a tight turning radius and easy handling.

7.	Consolidated financial results for the nine months ended December 31, 2006

Honda announced its consolidated financial results for the nine months ended December 31, 2006. (Details are as filed in Form 6-K of January 2007)

(end)

Consolidated Financial Summary

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2005 and 2006

	Yen (millions)				U.S. dollar (millions)
	Three months ended		Nine months ended		Three months ended Dec. 31, 2006	Nine months ended Dec. 31, 2006
	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006
Net sales and other operating revenue	¥2,472,006	¥2,768,652	¥7,074,255	¥7,999,250	$23,244	$67,159
Operating income	194,986	205,110	528,073	601,655	1,722	5,051
Income before income taxes and equity in income of affiliates	166,097	191,537	479,797	537,409	1,608	4,512
Net income	133,146	144,827	377,520	416,138	1,216	3,494

	Yen				U.S. dollar
Basic net income per Share	¥72.41	¥79.45	¥204.71	¥227.96	$0.67	$1.91

Explanatory notes:

Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.

Unit Sales Breakdown

	Unit (thousands)
	Three months ended				Nine months ended
	Dec. 31, 2005		Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2006
MOTORCYCLES
Japan	76	(76)	71	(71)	275	(275)	258	(258)
North America	160	(83)	107	(60)	404	(211)	339	(183)
Europe	61	(58)	56	(54)	255	(246)	232	(225)
Asia	2,225	(2,225)	2,217	(2,217)	6,157	(6,157)	6,189	(6,189)
Other Regions	266	(263)	314	(310)	767	(756)	943	(932)

Total	2,788	(2,705)	2,765	(2,712)	7,858	(7,645)	7,961	(7,787)

AUTOMOBILES
Japan	156		156		506		483
North America	434		471		1,248		1,338
Europe	59		72		204		222
Asia	117		155		384		471
Other Regions	50		61		148		181

Total	816		915		2,490		2,695

POWER PRODUCTS
Japan	110		124		349		388
North America	445		615		1,699		2,080
Europe	357		365		881		1,001
Asia	122		161		563		530
Other Regions	100		117		265		294

Total	1,134		1,382		3,757		4,293

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.

2.	Figures in brackets represent unit sales of motorcycles only.

Net Sales Breakdown

	Yen (millions)
	Three months ended				Nine months ended
	Dec. 31, 2005		Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2006
MOTORCYCLE BUSINESS
Japan	¥21,536	(7.6)%	¥23,240	(7.7)%	¥75,120	(9.0)%	¥76,086	(8.0)%
North America	85,073	(30.0)%	60,859	(20.1)%	214,285	(25.7)%	200,342	(21.1)%
Europe	32,813	(11.6)%	37,128	(12.2)%	141,290	(16.9)%	143,842	(15.2)%
Asia	78,632	(27.7)%	93,785	(30.9)%	228,907	(27.4)%	272,058	(28.7)%
Other Regions	65,408	(23.1)%	88,233	(29.1)%	174,802	(21.0)%	256,563	(27.0)%

Total	283,462	(100.0)%	303,245	(100.0)%	834,404	(100.0)%	948,891	(100.0)%

AUTOMOBILE BUSINESS
Japan	332,268	(16.5)%	351,836	(15.5)%	1,060,410	(18.4)%	1,038,820	(16.1)%
North America	1,257,770	(62.4)%	1,385,797	(61.2)%	3,385,490	(58.8)%	3,818,865	(59.1)%
Europe	153,809	(7.6)%	200,983	(8.9)%	497,018	(8.6)%	608,371	(9.4)%
Asia	172,567	(8.6)%	198,787	(8.8)%	532,841	(9.3)%	624,351	(9.7)%
Other Regions	99,477	(4.9)%	126,496	(5.6)%	278,762	(4.9)%	367,928	(5.7)%

Total	2,015,891	(100.0)%	2,263,899	(100.0)%	5,754,521	(100.0)%	6,458,335	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	5,582	(7.0)%	5,577	(5.4)%	16,111	(7.2)%	16,349	(5.6)%
North America	70,185	(87.5)%	92,591	(88.8)%	195,500	(87.3)%	258,705	(88.5)%
Europe	2,306	(2.9)%	3,326	(3.2)%	6,847	(3.0)%	9,274	(3.2)%
Asia	487	(0.6)%	836	(0.8)%	1,392	(0.6)%	2,154	(0.7)%
Other Regions	1,693	(2.0)%	1,896	(1.8)%	4,162	(1.9)%	5,784	(2.0)%

Total	80,253	(100.0)%	104,226	(100.0)%	224,012	(100.0)%	292,266	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	38,530	(41.7)%	40,040	(41.2)%	96,656	(37.0)%	112,719	(37.6)%
North America	24,666	(26.7)%	24,744	(25.4)%	85,308	(32.6)%	91,941	(30.7)%
Europe	15,803	(17.1)%	18,079	(18.6)%	46,148	(17.7)%	54,904	(18.3)%
Asia	7,991	(8.6)%	8,061	(8.3)%	19,811	(7.6)%	24,740	(8.2)%
Other Regions	5,410	(5.9)%	6,358	(6.5)%	13,395	(5.1)%	15,454	(5.2)%

Total	92,400	(100.0)%	97,282	(100.0)%	261,318	(100.0)%	299,758	(100.0)%

TOTAL
Japan	397,916	(16.1)%	420,693	(15.2)%	1,248,297	(17.6)%	1,243,974	(15.6)%
North America	1,437,694	(58.2)%	1,563,991	(56.5)%	3,880,583	(54.9)%	4,369,853	(54.6)%
Europe	204,731	(8.3)%	259,516	(9.4)%	691,303	(9.8)%	816,391	(10.2)%
Asia	259,677	(10.5)%	301,469	(10.9)%	782,951	(11.1)%	923,303	(11.5)%
Other Regions	171,988	(6.9)%	222,983	(8.0)%	471,121	(6.6)%	645,729	(8.1)%

Total	¥2,472,006	(100.0)%	¥2,768,652	(100.0)%	¥7,074,255	(100.0)%	¥7,999,250	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

To Our Shareholders

■	Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2006 totaled JPY 144.8 billion (USD 1,216 million), an increase of 8.8% from the corresponding period in 2005. Basic net income per Common share for the quarter amounted to JPY 79.45 (USD 0.67), an increase of 9.7% compared to JPY 72.41 for the corresponding period in 2005. One of Honda’s American Depository Shares represents one Common Share.

*	The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common share and ADS were calculated based on the number of common shares after the stock split.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,768.6 billion (USD 23,244 million), an increase of 12.0% from the corresponding period in 2005. This increase was due mainly to the increased revenue in automobile business in North America and Europe. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2005, revenue for the quarter would have increased by approximately 9.6%.

Consolidated operating income for the quarter totaled JPY 205.1 billion (USD 1,722 million), an increase of 5.2% compared to the corresponding period in 2005. This increase in operating income was primarily due to the positive impact of the increased profit attributable to higher revenue in automobile, power product and financial services business segments and higher revenue in all regions, the effect of newly consolidated subsidiaries, the decreased amount of unrealized profit in inventories, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the increased sales incentives in North America, the soaring raw material costs, the increased SG&A expenses mainly because of quality-related expenses, freight and storage costs due to the increase in sales, and the increased R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 191.5 billion (USD 1,608 million), an increase of 15.3% from the corresponding period in 2005. This increase was primarily due to the difference between transaction rates and average rates and proceeds from sales of securities.

Equity in income of affiliates amounted to JPY 25.8 billion (USD 217 million) for the quarter, a decrease of 13.0% from the corresponding period in 2005, due mainly to the decline in automobile business in China.

Business Segment

With respect to Honda’s sales for the fiscal third quarter by business segment, unit sales of motorcycles totaled 2,765 thousand units, a decrease of 0.8% from the corresponding period in 2005. Unit sales in Japan was 71 thousand units, a decrease of 6.6%. Overseas unit sales was 2,694 thousand units, a decrease of 0.7%*, due mainly to the decrease in unit sales of ATVs and kids motorcycles in North America offsetting the positive impact of the increased unit sales in other regions, especially in Latin America. Revenue from unaffiliated customers increased 7.0%, to JPY 303.2 billion (USD 2,546 million) from the corresponding period in 2005, due mainly to the positive impact of the currency translation effects, offsetting the negative impact of the decrease in unit sales. Operating income decreased by 17.0% to JPY 11.1 billion (USD 94 million) from the corresponding period in 2005, due mainly to the increased SG&A expenses and the increased R&D expenses offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 640 thousand units for the quarter.

Honda’s unit sales of automobiles was 915 thousand units, increased by 12.1% from the corresponding period in 2005. In Japan, unit sales was 156 thousand units, which was approximately the same level as the corresponding period in 2005. Overseas unit sales increased 15.0% to 759 thousand units, due to the increased unit sales in North America, Europe, Asia and other regions. This increase of unit sales was attributable to good sales of, for example, the Accord and the CR-V in North America, and to the increase in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in China. Revenue from unaffiliated customers increased 12.3% to JPY 2,263.8 billion (USD 19,007 million) from the corresponding period in 2005, due to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 6.4% to JPY 160.7 billion (USD 1,350 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, the change in sales price in North America, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the increased sales incentives in North America, the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses.

Revenue from unaffiliated customers in financial services business increased 29.9% to JPY 104.2 billion (USD 875 million) from the corresponding period in 2005, due to the increased sales attributable to the increase of finance subsidiaries-receivables from the growth of automobile business in North America and the positive impact of the currency translation effects. Operating income increased 3.3% to JPY 22.7 billion (USD 191 million) from the corresponding period in 2005, due primarily to the increased sales, which were attributable to the increase of finance subsidiaries-receivables from the growth of business, and to the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increase in SG&A expenses including the increase of losses on lease residual values.

Honda’s unit sales of power products was 1,382 thousand units, up by 21.9 % from the corresponding period in 2005, due mainly to the increased unit sales of general purpose engines in the U.S. and China and in Japan. In Japan, unit sales totaled 124 thousand units, an increase of 12.7%. Overseas unit sales was 1,258 thousand units, an increase of 22.9%, due mainly to the positive impact of the increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers in power product and other businesses increased by 5.3% to JPY 97.2 billion (USD 817 million) from the corresponding period in 2005, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income increased 23.5% to JPY 10.4 billion (USD 88 million) from the corresponding period in 2005. This was primarily due to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

■	Forecasts for the Fiscal Year Ending March 31, 2007

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2007, Honda projects consolidated and unconsolidated results to be as shown below:

FY2007 Forecasts for Consolidated Results Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	¥11,100	+12.0%
Operating income	820	–5.6%
Income before income taxes and equity in income of affiliates	755	–7.3%
Net income	560	–6.2%

	Yen
Basic net income per Common share	¥307.33	—

FY2007 Forecasts for Unconsolidated Results Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales	¥4,010	+6.7%
Operating income	190	–20.8%
Ordinary income	308	–4.3%
Net income	262	–13.2%

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro for the fiscal fourth quarter ending March 31, 2007 will be JPY 118 and JPY 153 and for the full year ending March 31, 2007, JPY 117 and JPY 149, respectively.

■	Dividend per Share of Common Stock

During the year ending March 31, 2007, the Company’s Board of Directors resolved on January 31, 2007 to make a distribution of surplus to the stockholders of record on December 31, 2006, at JPY 17 per share of common stock. It also intends to distribute year-end cash dividends of JPY 17 per share of the record date on March 31, 2007, respectively. As a result, total cash dividends for the year ending March 31, 2007, together with the interim cash dividends of JPY 30, are planned to be JPY 64 per share. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Had the stock split not been carried out, annual dividends would have corresponded to JPY 128, an increase of JPY 28 per share from the annual dividends paid for fiscal 2006.

*	This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

February 2007

Takeo Fukui
President and Chief Executive Officer

News Briefs

Summary of 2006 Year-End CEO Speech

— Accelerate our effort to strengthen the core characteristics that make Honda unique and proactively pursue creation of advanced technologies and products that represents the uniqueness of Honda —

Japan, December 19, 2006- Honda Motor Co., Ltd. announced that it would further accelerate its effort to strengthen the core characteristics that make Honda unique in each business area in order to continue creating new value and providing products and services which are beyond customers’ expectations. Toward this end, Honda will steadily make progress with plans and initiatives in the following three areas, which Honda first announced in May.

1)	Establishing advanced manufacturing systems and capabilities

2)	Strengthening the foundation for overseas growth

3)	Accelerating Honda’s effort to reduce environmental footprint

http://world.honda.com/news/2006/c061219YearEndCEOSpeech/

North America

■	HONDA Increasing Capacity, Investment and Employment At Automobile and Motorcycle/ Parts Plants, And Starting CR-V Production in Mexico.

Mexico, December 18, 2006- Honda de Mexico S.A. de C.V. announced an investment plan to expand its facility in El Salto, Jalisco.

The total amount of these 2 years investment plan is US$80 million.

With this investment, HDM will increase its automobile production capacity from current 30,000 units per year to 50,000 units per year, will expand the production capacity of the service parts which are mainly exported to U.S.A., and will start the CR-V production from Autumn 2007.

This will increase the number of associates from 1,400 to 2,000.

■	Acura ‘Advanced Sports Car Concept’ Debuts at North American International Auto Show Concept Provides a Glimpse of the Next Generation Acura Exotic Sports Car

DETROIT, U.S.A., January 7, 2007- The show-stopping Acura “Advanced Sports Car Concept” made its world debut at the 2007 North American International Auto Show. The dynamically styled concept provides a preview of the design direction for the successor to the Acura NSX.

Created to take exotic sports car styling to a new level, the concept is designed to incorporate a powerful front-mounted, V-10 engine and a new high-performance, rear-wheel-drive based version of Acura’s exclusive Super Handling All-Wheel DriveTM (SH-AWDTM).

Acura Advanced Sports Car Concept

http://world.honda.com/news/2007/4070107Acura/

■	Honda Accord Coupe Concept Poised to Reset Segment Benchmark

DETROIT, U.S.A., January 8, 2007- The Honda Accord Coupe Concept revealed a totally new look for the next-generation Accord, along with key technologies for safety, fuel efficiency and performance, American Honda Motor Co., Inc., announced at the North American International Auto Show (NAIAS) in Detroit. The Accord is Honda’s best-selling model in North America and its debut at NAIAS marks the first time that an Accord concept vehicle has ever been shown at a major auto show.

Honda Accord Coupe Concept

Honda Accord Coupe Concept Specifications

Type:	Two-door Coupe
Seating Capacity:	5-passenger
Engine:	i-VTEC V6

http://world.honda.com/news/2007/4070108AccordCoupe/

Japan

■	Honda Zest Achieves Highest Collision Safety Test Rating of 6 Stars

Meeting FY 2007 Requirement in The New Car Assessment Japan

— First time for a mini car to achieve 6-stars for both driver and front seat passenger —

Japan, November 14, 2006- Honda Motor Co., Ltd. announced that its brand new mini car “Zest” went on sale in March 2006, and achieved the highest 6-star collision safety test rating, meeting the fiscal year 2007 (ending March 31, 2007) requirement in The New Car Assessment Japan – a first for mini cars. In addition, it achieves advanced performance such as the fourth level in pedestrian head protection and demonstrates outstanding overall safety performance.

Zest G	Frontal crash test

■	Honda Establishes Solar Cell Subsidiary Company, Honda Soltec to Make Full-Scale Entry into Solar Cell Business

Japan, December 1, 2006- Honda Motor Co., Ltd. announced plans to establish a wholly-owned subsidiary, Honda Soltec Co., Ltd., which will produce and sell the next-generation thin film solar cell independently developed by Honda. The new company will lead Honda to make a full-scale entry into the solar cell business.

The next-generation solar cell to be produced and sold by Honda Soltec was developed by Honda Engineering Co., Ltd., the production engineering subsidiary of Honda. By using thin film made from a compound of copper, indium, gallium and selenium (CIGS), Honda’s next-generation solar cell achieves a major reduction in the amount of energy consumed during the manufacturing process by approximately 50% compared to what is required to produce conventional crystal silicon solar cells. This makes the new solar cell more environmentally-friendly by reducing the amount of CO2 generated even from the production stage.

http://world.honda.com/news/2006/c061201HondaSoltec/

■	Honda to Build a New Engine Plant in Japan Establishing Production Systems and Capabilities for Advanced Engines to Achieve Further Reduction of CO2 Emissions

Japan, December 19, 2006- Honda Motor Co., Ltd. announced plans to build a new engine plant in Ogawa, Saitama prefecture, Japan in order to accelerate establishment of production systems and capabilities for advanced engines to enable Honda to meet increasing global demand for fuel efficient vehicles. Honda plans to begin operation of this new engine plant in summer 2009, with an annual production capacity of approximately 200,000 units. Advanced engines produced at this plant will be supplied to Honda auto plants inside and outside Japan. Honda will invest approximately 25 billion yen in the new plant, with employment of approximately 500 associates.

Due to a number of factors including the high price of crude oil and increasing public concern about environmental issues, demand for fuel efficient automobiles is expected to grow rapidly in the future. As for the engine production, prior to the 2010 start-up of the new auto plant to be built in Yorii, Saitama, Honda decided to build a new engine plant in Ogawa, Saitama, near Yorii, in order to establish production systems and capabilities which can meet flexibly increases in demand, to enable Honda to offer advanced engines to customers as quickly as possible.

http://world.honda.com/news/2006/c061219NewEnginePlant/

Asia

■	Honda Motor India Commences Operations, Beginning with HSCI Parts Operations

India, December 1, 2006- Honda Motor India Pvt Ltd. (HMI), the wholly owned subsidiary of Honda Motor Co., Ltd. formally began its operations from its corporate office in Greater Noida, UP to begin with Honda Siel Cars India Ltd. (HSCI) parts operations. Formation of HMI is part of the overall strategy to strengthen and integrate operations of Honda companies including motorcycle and power product businesses in India with respect to service parts.

http://world.honda.com/news/2006/c061201HondaMotorIndia/

■	Honda Siel Cars India’s second car plant to be located in Rajasthan

India, January 14, 2007- Honda Siel Cars India (HSCI), has selected Rajasthan as the state for locating its second car plant in India.

A Letter of Intent to this effect was signed by representatives of HSCI and the Rajasthan government.

HSCI eventually selected Rajasthan because of its proximity to Honda’s biggest market (North and East account for about 45% of total HSCI sales), as well as logistics advantages and managerial convenience.

The second plant will manufacture Honda’s small car in the Indian market and will have an initial capacity of 50,000 units per annum.

http://world.honda.com/news/2007/c070114Indiasecondcarplant/

Others

■	Honda to Build New Motorcycle Plant in Peru

Peru, November 29, 2006- Honda del Peru S.A. (HDP) announced plans to establish a wholly-owned manufacturing subsidiary, Honda Selva del Peru S.A. (HSP), which began construction of a new plant in Iquitos, Loreto, in December. HSP will begin production of motorcycles in 2007, in order to meet growing demand in Peru.

HSP will be built in the Selva (Amazon) area with a capital investment of US$2 million. The plant will have an annual capacity of 25,000 units. The new 6,500m2 plant building will be located on a 30,000m2 site and will begin production of the first model, NXR125, in late 2007. The potential capacity is expandable up to 100,000 units in the future with additional expansion of the building and the equipment.

http://world.honda.com/news/2006/c061129MotorcyclePlantPeru/

■	Expansion of annual production capacity in Brazil

Brazil, December 19, 2006- Honda Motor Co., Ltd. announced that Honda will expand annual production capacity of its motorcycle plant, Moto Honda da Amazonia Ltda in Brazil from the current 1 million units to 1.35 million units in early 2007, and further to 1.5 million units by the end of 2007 and that Honda will double production capacity of its automobile plant, Honda Auto Moveis do Brazil Ltda. in Brazil to 100,000 units by mid-2007.

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

December 31, 2005 and March 31 and December 31, 2006

	Yen (millions)
	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2006
Assets

Current assets:
Cash and cash equivalents	¥634,836	¥747,327	¥749,130
Trade accounts and notes receivable	765,413	963,320	885,427
Finance subsidiaries-receivables, net	1,295,772	1,230,912	1,474,747
Inventories	1,019,907	1,036,304	1,170,848
Deferred income taxes	214,020	198,033	189,445
Other current assets	432,682	450,002	474,154

Total current assets	4,362,630	4,625,898	4,943,751

Finance subsidiaries-receivables, net	2,934,244	2,982,425	3,201,359
Investments and advances:
Investments in and advances to affiliates	400,886	408,993	445,947
Other, including marketable equity securities	296,696	298,460	261,864

Total investments and advances	697,582	707,453	707,811

Property, plant and equipment, at cost:
Land	378,467	384,447	417,420
Buildings	1,094,466	1,149,517	1,283,626
Machinery and equipment	2,454,230	2,562,507	2,935,111
Construction in progress	171,912	115,818	192,827

	4,099,075	4,212,289	4,828,984
Less accumulated depreciation and amortization	2,347,541	2,397,022	2,745,309

Net property, plant and equipment	1,751,534	1,815,267	2,083,675

Other assets	504,390	440,638	573,388

Total assets	¥10,250,380	¥10,571,681	¥11,509,984

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term debt	¥703,232	¥693,557	¥1,377,493
Current portion of long-term debt	673,633	657,645	741,229
Trade payables:
Notes	27,847	31,698	31,229
Accounts	942,291	1,099,902	1,024,292
Accrued expenses	950,502	930,115	902,470
Income taxes payable	103,495	110,160	56,258
Other current liabilities	465,470	466,332	506,661

Total current liabilities	3,866,470	3,989,409	4,639,632

Long-term debt, excluding current portion	1,827,743	1,879,000	1,760,678
Other liabilities	737,458	577,522	611,926

Total liabilities	6,431,671	6,445,931	7,012,236

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,531	172,529	172,529
Legal reserves	35,811	35,811	37,730
Retained earnings	4,114,719	4,267,886	4,572,332
Accumulated other comprehensive income (loss), net
Adjustments from foreign currency translation	(377,973)	(375,777)	(293,494)
Net unrealized gains on marketable equity securities	56,438	62,710	58,324
Net unrealized gains (losses) on derivative instruments	—	(64)	(250)
Minimum pension liabilities adjustments	(202,779)	(94,056)	(94,063)

Total accumulated other comprehensive loss, net	(524,314)	(407,187)	(329,483)
Treasury stock	(66,105)	(29,356)	(41,427)

Total stockholders’ equity	3,818,709	4,125,750	4,497,748

Total liabilities and stockholders’ equity	¥10,250,380	¥10,571,681	¥11,509,984

Consolidated Statements of Income

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2005 and 2006

	Yen (millions)
	Three months ended		Nine months ended
	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006
Net sales and other operating revenue	¥2,472,006	¥2,768,652	¥7,074,255	¥7,999,250
Operating costs and expenses:
Cost of sales	1,731,527	1,945,754	4,967,376	5,691,553
Selling, general and administrative	420,736	474,746	1,207,009	1,318,054
Research and development	124,757	143,042	371,797	387,988

Operating income	194,986	205,110	528,073	601,655
Other income:
Interest	7,236	10,945	17,162	31,070
Other	700	7,196	1,739	12,477
Other expenses:
Interest	1,719	2,218	8,456	8,900
Other	35,106	29,496	58,721	98,893

Income before income taxes and equity in income of affiliates	166,097	191,537	479,797	537,409
Income tax (benefit) expense:
Current	67,987	67,766	217,518	202,210
Deferred	(5,370)	4,757	(38,368)	2,509

Income before equity in income of affiliates	103,480	119,014	300,647	332,690
Equity in income of affiliates	29,666	25,813	76,873	83,448

Net income	¥133,146	¥144,827	¥377,520	¥416,138

Retained earnings:
Balance at beginning of period	4,018,709	4,482,612	3,809,383	4,267,886
Retirement of treasury stocks	—	(1)	—	279
Cash dividends	36,841	54,710	71,061	109,494
Transfer to legal reserves	295	398	1,123	1,919

Balance at end of period	¥4,114,719	¥4,572,332	¥4,114,719	¥4,572,332

	Yen
Basic net income per Share	¥72.41	¥79.45	¥204.71	¥227.96

Explanatory note:

Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.

Consolidated Statements of Cash Flows

Honda Motor Co., Ltd. and Subsidiaries

For the nine months ended December 31, 2005 and 2006

	Yen (millions)
	Nine months ended
	Dec. 31, 2005	Dec. 31, 2006
Cash flows from operating activities:
Net income	¥377,520	¥416,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,808	255,719
Deferred income taxes	(38,368)	2,509
Equity in income of affiliates	(76,873)	(83,448)
Dividends from affiliates	32,171	37,955
Provision for credit and lease residual losses on finance subsidiaries-receivables	29,163	34,802
Loss (gain) on derivative instruments, net	4,263	63,626
Decrease (increase) in assets:
Trade accounts and notes receivable	29,637	118,926
Inventories	(97,244)	(86,075)
Other current assets	(31,003)	(36,694)
Other assets	(39,653)	(25,002)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(115,889)	(114,613)
Accrued expenses	2,608	(45,597)
Income taxes payable	33,046	(56,368)
Other current liabilities	13,093	22,577
Other liabilities	766	5,760
Other, net	(2,222)	(13,840)

Net cash provided by operating activities	297,823	496,375

Cash flows from investing activities:
Increase in investments and advances	(15,027)	(9,223)
Decrease in investments and advances	3,624	583
Payment for purchase of available-for-sale securities	(800)	(1,935)
Proceeds from sales of available-for-sale securities	5,551	13,467
Payment for purchase of held-to-maturity securities	(63,394)	(7,364)
Proceeds from redemption of held-to-maturity securities	45,932	27,046
Capital expenditures	(302,617)	(415,004)
Proceeds from sales of property, plant and equipment	28,460	13,233
Acquisitions of finance subsidiaries-receivables	(2,257,283)	(2,226,908)
Collections of finance subsidiaries-receivables	1,366,978	1,565,719
Proceeds from sales of finance subsidiaries-receivables	686,876	274,811
Purchase of investment in operating leases	—	(126,223)

Net cash used in investing activities	(501,700)	(891,798)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(115,224)	411,329
Proceeds from long-term debt	661,259	629,433
Repayment of long-term debt	(404,748)	(530,380)
Cash dividends paid	(71,061)	(109,494)
Payment for purchase of treasury stock, net	(46,664)	(26,679)

Net cash provided by financing activities	23,562	374,209

Effect of exchange rate changes on cash and cash equivalents	41,613	23,017

Net change in cash and cash equivalents	(138,702)	1,803

Cash and cash equivalents at beginning of period	773,538	747,327

Cash and cash equivalents at end of period	¥634,836	¥749,130

Consolidated Balance Sheets

Divided into Non-financial Services Businesses and Finance Subsidiaries

Honda Motor Co., Ltd. and Subsidiaries

December 31, 2005 and March 31 and December 31, 2006

	Yen (millions)
	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2006
Assets

Non-financial services businesses
Current assets	¥3,478,039	¥3,788,184	¥3,852,601
Cash and cash equivalents	612,920	727,735	730,845
Trade accounts and notes receivable	409,373	504,101	451,320
Inventories	1,019,907	1,036,304	1,170,848
Other current assets	1,435,839	1,520,044	1,499,588
Investment and advances	942,150	955,338	974,183
Property, plant and equipment, at cost	1,731,203	1,795,173	2,064,185
Other assets	300,424	225,575	228,498

Total assets	6,451,816	6,764,270	7,119,467

Finance subsidiaries
Cash and cash equivalents	21,916	19,592	18,285
Finance subsidiaries—short-term receivables, net	1,321,406	1,240,581	1,509,116
Finance subsidiaries—long-term receivables, net	2,935,092	2,982,832	3,202,150
Other assets	641,043	765,053	877,820

Total assets	4,919,457	5,008,058	5,607,371

Eliminations	(1,120,893)	(1,200,647)	(1,216,854)

Total assets	¥10,250,380	¥10,571,681	¥11,509,984

Liabilities and Stockholders’ Equity

Non-financial services businesses
Current liabilities	¥2,201,840	¥2,355,999	¥2,321,731
Short-term debt	194,313	171,122	237,132
Current portion of long-term debt	4,303	9,138	17,565
Trade payables	982,026	1,144,159	1,068,581
Accrued expenses	789,138	763,879	733,947
Other current liabilities	232,060	267,701	264,506
Long-term debt, excluding current portion	22,183	34,396	55,638
Other liabilities	729,635	575,034	610,308

Total liabilities	2,953,658	2,965,429	2,987,677

Finance subsidiaries
Short-term debt	1,290,244	1,369,177	1,963,237
Current portion of long-term debt	672,473	653,276	726,413
Accrued expenses	172,567	181,140	175,035
Long-term debt, excluding current portion	1,820,483	1,858,362	1,723,097
Other liabilities	418,447	392,316	413,330

Total liabilities	4,374,214	4,454,271	5,001,112
Eliminations	(896,201)	(973,769)	(976,553)

Total liabilities	6,431,671	6,445,931	7,012,236

Common stock	86,067	86,067	86,067
Capital surplus	172,531	172,529	172,529
Legal reserves	35,811	35,811	37,730
Retained earnings	4,114,719	4,267,886	4,572,332
Accumulated other comprehensive income (loss)	(524,314)	(407,187)	(329,483)
Treasury stock	(66,105)	(29,356)	(41,427)

Total stockholders’ equity	3,818,709	4,125,750	4,497,748

Total liabilities and stockholders’ equity	¥10,250,380	¥10,571,681	¥11,509,984

Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

Honda Motor Co., Ltd. and Subsidiaries

For the nine months ended December 31, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net income	¥332,803	¥44,731	¥(14)	¥377,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,251	557	—	176,808
Deferred income taxes	(412)	(37,956)	—	(38,368)
Equity in income of affiliates	(80,134)	—	3,261	(76,873)
Cash dividends from affiliates	32,171	—	—	32,171
Loss (gain) on derivative instruments, net	7,177	(2,914)	—	4,263
Decrease (increase) in trade accounts and notes receivable	43,436	(15,672)	1,873	29,637
Decrease (increase) in inventories	(97,244)	—	—	(97,244)
Increase (decrease) in trade payables	(112,623)	—	(3,266)	(115,889)
Other, net	(103,059)	129,175	(20,318)	5,798

Net cash provided by operating activities	198,366	117,921	(18,464)	297,823

Cash flows from investing activities:
*Decrease (increase) in investments and advances	52,740	—	(76,854)	(24,114)
Capital expenditures	(301,493)	(1,124)	—	(302,617)
Proceeds from sales of property, plant and equipment	28,284	176	—	28,460
Decrease (increase) in finance subsidiaries-receivables	—	(237,532)	34,103	(203,429)
Purchase of investment in operating leases	—	—	—	—

Net cash used in investing activities	(220,469)	(238,480)	(42,751)	(501,700)

Cash flows from financing activities:
*Increase (decrease) in short-term debt	(48,070)	(131,081)	63,927	(115,224)
*Proceeds from long-term debt	13,857	659,430	(12,028)	661,259
*Repayment of long-term debt	(11,485)	(402,565)	9,302	(404,748)
Proceeds from issuance of common stock	—	—	—	—
Cash dividends paid	(71,075)	—	14	(71,061)
Payment for purchase of treasury stock, net	(46,664)	—	—	(46,664)

Net cash provided by (used in) financing activities	(163,437)	125,784	61,215	23,562

Effect of exchange rate changes on cash and cash equivalents	40,566	1,047	—	41,613

Net change in cash and cash equivalents	(144,974)	6,272	—	(138,702)

Cash and cash equivalents at beginning of period	757,894	15,644	—	773,538

Cash and cash equivalents at end of period	¥612,920	¥21,916	¥—	¥634,836

Honda Motor Co., Ltd. and Subsidiaries

For the nine months ended December 31, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net income	¥382,424	¥33,727	¥(13)	¥416,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	253,449	2,270	—	255,719
Deferred income taxes	(2,075)	4,584	—	2,509
Equity in income of affiliates	(83,448)	—	—	(83,448)
Cash dividends from affiliates	37,955	—	—	37,955
Loss (gain) on derivative instruments, net	41,857	21,769	—	63,626
Decrease (increase) in trade accounts and notes receivable	84,942	40,252	(6,268)	118,926
Decrease (increase) in inventories	(86,075)	—	—	(86,075)
Increase (decrease) in trade payables	(114,112)	—	(501)	(114,613)
Other, net	(100,548)	(19,033)	5,219	(114,362)

Net cash provided by operating activities	414,369	83,569	(1,563)	496,375

Cash flows from investing activities:
*Decrease (increase) in investments and advances	73,913	—	(51,339)	22,574
Capital expenditures	(414,382)	(622)	—	(415,004)
Proceeds from sales of property, plant and equipment	12,926	307	—	13,233
Decrease (increase) in finance subsidiaries-receivables	—	(411,462)	25,084	(386,378)
Purchase of investment in operating leases	—	(126,223)	—	(126,223)

Net cash used in investing activities	(327,543)	(538,000)	(26,255)	(891,798)

Cash flows from financing activities:
*Increase (decrease) in short-term debt	27,264	348,741	35,324	411,329
*Proceeds from long-term debt	15,347	616,678	(2,592)	629,433
*Repayment of long-term debt	(12,503)	(520,563)	2,686	(530,380)
Proceeds from issuance of common stock	—	7,613	(7,613)	—
Cash dividends paid	(109,507)	—	13	(109,494)
Payment for purchase of treasury stock, net	(26,679)	—	—	(26,679)

Net cash provided by (used in) financing activities	(106,078)	452,469	27,818	374,209

Effect of exchange rate changes on cash and cash equivalents	22,362	655	—	23,017

Net change in cash and cash equivalents	3,110	(1,307)	—	1,803

Cash and cash equivalents at beginning of period	727,735	19,592	—	747,327

Cash and cash equivalents at end of period	¥730,845	¥18,285	¥—	¥749,130

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of non-financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of finance subsidiaries (marked by *).

Loans from non-financial services businesses to finance subsidiaries decreased by JPY 76,854 million for the fiscal nine months ended December 31, 2005, and decreased by JPY 58,952 million for the fiscal nine months ended December 31, 2006.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Segment Information

Business Segment Information

For the three months ended December 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥283,462	¥2,015,891	¥80,253	¥92,400	¥2,472,006	¥—	¥2,472,006
Intersegment	—	—	812	2,668	3,480	(3,480)	—

Total	283,462	2,015,891	81,065	95,068	2,475,486	(3,480)	2,472,006
Cost of sales, SG&A and R&D expenses	270,023	1,864,798	59,053	86,626	2,280,500	(3,480)	2,277,020

Operating income	¥13,439	¥151,093	¥22,012	¥8,442	¥194,986	¥—	¥194,986

For the three months ended December 31, 2006
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥303,245	¥2,263,899	¥104,226	¥97,282	¥2,768,652	¥—	¥2,768,652
Intersegment	—	—	810	7,810	8,620	(8,620)	—

Total	303,245	2,263,899	105,036	105,092	2,777,272	(8,620)	2,768,652
Cost of sales, SG&A and R&D expenses	292,090	2,103,108	82,295	94,669	2,572,162	(8,620)	2,563,542

Operating income	¥11,155	¥160,791	¥22,741	¥10,423	¥205,110	¥—	¥205,110

For the nine months ended December 31, 2005
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥834,404	¥5,754,521	¥224,012	¥261,318	¥7,074,255	¥—	¥7,074,255
Intersegment	—	—	2,858	9,707	12,565	(12,565)	—

Total	834,404	5,754,521	226,870	271,025	7,086,820	(12,565)	7,074,255
Cost of sales, SG&A and R&D expenses	781,025	5,369,213	160,258	248,251	6,558,747	(12,565)	6,546,182

Operating income	¥53,379	¥385,308	¥66,612	¥22,774	¥528,073	¥—	¥528,073

Assets	952,215	4,525,217	4,919,457	272,480	10,669,369	(418,989)	10,250,380
Depreciation and amortization	20,898	149,028	557	6,325	176,808	—	176,808
Capital expenditures	36,828	257,421	1,124	7,244	302,617	—	302,617
For the nine months ended December 31, 2006
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥948,891	¥6,458,335	¥292,266	¥299,758	¥7,999,250	¥—	¥7,999,250
Intersegment	—	—	2,601	13,834	16,435	(16,435)	—

Total	948,891	6,458,335	294,867	313,592	8,015,685	(16,435)	7,999,250
Cost of sales, SG&A and R&D expenses	892,513	6,016,582	220,265	284,670	7,414,030	(16,435)	7,397,595

Operating income	¥56,378	¥441,753	¥74,602	¥28,922	¥601,655	¥—	¥601,655

Assets	1,103,219	5,086,960	5,607,371	304,268	12,101,818	(591,834)	11,509,984
Depreciation and amortization	29,121	215,526	2,270	8,802	225,719	—	255,719
Capital expenditures	44,418	351,095	126,845	7,795	530,153	—	530,153

Honda has four reportable business segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and functions of each segment are as follows:

Business	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Other

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 353,915 million as of December 31, 2005 and JPY 301,005 million as of December 31, 2006 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

Geographical Segment Information

For the three months ended December 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥477,803	¥1,441,801	¥202,984	¥207,142	¥142,276	¥2,472,006	¥—	¥2,472,006
Transfers between geographical segments	641,292	37,158	68,661	41,605	4,348	793,064	(793,064)	—

Total	1,119,095	1,478,959	271,645	248,747	146,624	3,265,070	(793,064)	2,472,006
Cost of sales, SG&A and R&D expenses	1,043,147	1,372,197	268,782	231,524	129,948	3,045,598	(768,578)	2,277,020

Operating income	¥75,948	¥106,762	¥2,863	¥17,223	¥16,676	¥219,472	¥(24,486)	¥194,986

For the three months ended December 31, 2006
	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥508,744	¥1,568,971	¥254,297	¥249,372	¥187,268	¥2,768,652	¥—	¥2,768,652
Transfers between geographical segments	715,104	43,215	17,389	54,081	5,787	835,576	(835,576)	—

Total	1,223,848	1,612,186	271,686	303,453	193,055	3,604,228	(835,576)	2,768,652
Cost of sales, SG&A and R&D expenses	1,181,929	1,493,978	267,918	283,199	177,006	3,404,030	(840,488)	2,563,542

Operating income	¥41,919	¥118,208	¥3,768	¥20,254	¥16,049	¥200,198	¥4,912	¥205,110

For the nine months ended December 31, 2005
	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,487,988	¥3,889,203	¥685,691	¥615,641	¥395,732	¥7,074,255	¥—	¥7,074,255
Transfers between geographical segments	1,770,224	101,766	150,236	95,907	14,633	2,132,766	(2,132,766)	—

Total	3,258,212	3,990,969	835,927	711,548	410,365	9,207,021	(2,132,766)	7,074,255
Cost of sales, SG&A and R&D expenses	3,072,071	3,742,923	819,482	659,330	364,893	8,658,699	(2,112,517)	6,546,182

Operating income	¥186,141	¥248,046	¥16,445	¥52,218	¥45,472	¥548,322	¥(20,249)	¥528,073

Assets	2,660,200	5,930,779	712,614	653,735	290,654	10,247,982	2,398	10,250,380
Long-lived assets	991,376	588,755	153,395	151,736	64,258	1,869,520	—	1,869,520
For the nine months ended December 31, 2006
	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,528,151	¥4,384,934	¥806,855	¥732,941	¥546,369	¥7,999,250	¥—	¥7,999,250
Transfers between geographical segments	1,980,820	116,240	100,748	171,560	19,967	2,389,335	(2,389,335)	—

Total	3,508,971	4,501,174	907,603	904,501	566,336	10,388,585	(2,389,335)	7,999,250
Cost of sales, SG&A and R&D expenses	3,349,102	4,172,758	888,312	846,548	513,611	9,770,331	(2,372,736)	7,397,595

Operating income	¥159,869	¥328,416	¥19,291	¥57,953	¥52,725	¥618,254	¥(16,599)	¥601,655

Assets	2,918,026	6,626,639	863,274	867,189	385,851	11,660,979	(150,995)	11,509,984
Long-lived assets	1,041,039	798,658	194,610	209,779	85,758	2,329,844	—	2,329,844

Explanatory notes:

1.	The geographical segments are based on the location of the company and its subsidiaries.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to JPY 353,915 million as of December 31, 2005 and JPY 301,005 million as of December 31, 2006 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

Overseas Sales and Revenues

For the three months ended December 31, 2005

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	¥1,437,694	¥204,731	¥259,677	¥171,988	¥2,074,090
Consolidated sales					2,472,006
Overseas sales ratio to consolidated sales	58.2%	8.3%	10.5%	6.9%	83.9%

For the three months ended December 31, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	¥1,563,991	¥259,516	¥301,469	¥222,983	¥2,347,959
Consolidated sales					2,768,652
Overseas sales ratio to consolidated sales	56.5%	9.4%	10.9%	8.0%	84.8%

For the nine months ended December 31, 2005

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	¥3,880,583	¥691,303	¥782,951	¥471,121	¥5,825,958
Consolidated sales					7,074,255
Overseas sales ratio to consolidated sales	54.9%	9.8%	11.1%	6.6%	82.4%

For the nine months ended December 31, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	¥4,369,853	¥816,391	¥923,303	¥645,729	¥6,755,276
Consolidated sales					7,999,250
Overseas sales ratio to consolidated sales	54.6%	10.2%	11.5%	8.1%	84.4%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 409

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 79

Reduced through reorganization: 9

Affiliated companies:

Newly formed affiliated companies: 10

Reduced through reorganization: 23

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal third quarter ended December 31, 2006 were ¥117.82=U.S.$1 and ¥151.94= euro 1. The average exchange rates for the corresponding period last year were ¥117.35=U.S.$1 and ¥139.44= euro 1. The average exchange rates for the fiscal nine months ended December 31, 2006 were ¥116.19=U.S.$1 and ¥147.96= euro 1 as compared with ¥112.11= U.S.$1 and ¥136.91= euro 1 for the corresponding period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥119.11=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 29, 2006.

7.	The Company’s Common Stock-to-ADS exchange rate was changed from two shares of Common Stock to one ADS to one share of Common Stock to two ADSs, effective January 10, 2002.

Also, the Company decided to change the ratio of its ADS to Honda’s underlying Shares.

As a result, one American Share which represented one-half of one Share represented one Share and the change of ratio of ADS was handled by Honda’s depositary, JPMorgan Chase Bank, and the first trading date with the new ratio was Monday, July 3, 2006.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in “Other expenses: Other,” for the fiscal nine months ended December 31, 2005 and 2006 were JPY 11,490 million and JPY 16,384 million, respectively.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

13.	Honda applies hedge accounting for some of fits forward foreign currency exchange contracts between the Company and its subsidiaries.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Notes to Consolidated Balance Sheets:

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance subsidiaries-receivables are as follows:

	Yen (millions)
	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2006
The allowance for doubtful trade accounts and notes receivables	¥10,163	¥10,689	¥8,023
The allowance for credit losses for finance subsidiaries–receivables	33,987	32,950	38,567

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows:

	Yen (millions)
	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2006
Property, plant and equipment	¥10,408	¥22,592	¥39,199
A finance subsidiary pledged as collateral finance subsidiaries–receivables	13,002	8,993	3,181

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to costs for their housing costs are as follows:

	Yen (millions)
	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2006
Bank loans of employees for their housing costs	¥48,877	¥46,737	¥42,203

4.	If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of December 31, 2006, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassifications:

Certain reclassifications have been made consolidated financial statements to conform to the presentation used for the fiscal third quarter and the fiscal nine months ended December 31, 2006. In the fiscal first quarter ended June 30, 2006, management has classified cash dividends from affiliates in operating activities in the consolidated statements of cash flows.

Unconsolidated Financial Summary:

(Parent company only)

Quarterly dividends

	Yen
	Three months ended
	Dec. 31, 2005	Dec. 31, 2006
The third quarter-end cash dividend	—	¥17.0

Explanatory note:

The dividends are scheduled to become payable on February 23, 2007 (Friday).

Investor Information

(As of December 31, 2006)

Shareholders’ Register Manager for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Stock Exchange Listings

[Japan]	Tokyo, Osaka, Nagoya, Fukuoka and
Sapporo stock exchanges

[Overseas]	New York, London, Swiss and Paris stock exchanges

Total Number of Shares Issued

1,834,828,430 shares (Common Stock)

IR Offices

[Japan]

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

TEL: 81-(0)3-3423-1111 (Switchboard)

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

TEL: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

TEL: 44 (0) 1753-590-590

IR Websites

[Japanese]	http://www.honda.co.jp/investors/
[English]	http://world.honda.com/investors/